

OFFERING MEMORANDUM

facilitated by



Keegan Kreations, LLC.

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Keegan Kreations, LLC
State of Organization	Massachusetts
Date of Formation	August 8th, 2017
Entity Type	Limited Liability Company
Street Address	53 Hiawatha Avenue Waltham, MA 02451 USA
Website Address	www.keegankreations.com

(B) DIRECTORS AND OFFICERS OF THE COMPANY

Key Person		Thim Yee
Positions with the Company		
	Title	Owner & Founder
	Duration	Since Foundation
Business experience (last three years)		Managing the operations of the business (Keegan Kreations)
Principal occupation (last three years)		Owner and Manager for Keegan Kreations
Has this person been employed by anyone else in the last three years?		No

(C) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Thim Yee

(D) **THE COMPANY'S BUSINESS AND BUSINESS PLAN**

EXECUTIVE SUMMARY

There is an unmet demand in the Boston south shore area for French pastries and a place that allows one to unwind in a buttery, flaky croissant and a cup of aromatic coffee. Keegan Kreations aims to be the neighborhood bakery and café that serves its customers with pastries and drinks of the finest quality. With less than $9,000, Thim (Keegan) Yee and his wife, Yilin Chen, started Keegan Kreations in September 2017. We have been selling at farmers markets, holiday markets, and pop-ups in the greater Boston area and south shore. With only 12 four-hour sales days a month, our website, and minimal marketing efforts on social media, we are averaging $4,583 revenue per month in the last 12 months, up to $11,600 per month.

The Keegan Kreations Bakery and Café will be serving freshly made croissants, tarts, cakes, cookies, and espresso drinks. In addition to retail, we will continue to sell online and at farmers markets, and we plan to wholesale our products to local coffee shops. Keegan and Yilin expect to run the operation with the help of 3 part time employees. Keegan graduated from Johnson and Wales University in Baking and Pastry Arts and has 8 years of experience in professional kitchens at various hotels and restaurants. Yilin has a background in hospitality and last worked at the five diamond Wheatleigh Hotel in Lenox, MA.

THE MARKET

According to the Small Business Development Center Network Retail Bakery Business Overview & Trends - 2017 report, the U.S. bakery industry includes more than 2,800 commercial bakeries with a combined annual revenue of about $30 billion, along with about 6,700 retail bakeries with annual revenue of about $3 billion.

The Bakery Business market research report summary from IBISWorld forecasts that as the economy recovers and disposable income increases, revenue for these bakeries is expected to grow at an average annual rate of 0.6% over the next five years to $39.9 billion. Consumers are expected to continue trending toward healthy eating and increase demand for items like fortified breads, gluten-free loaves, and sprouted and organic sweets. Profitability for individual bakeries is determined by efficiency of operations. Keegan Kreations aims to gain a competitive edge by offering specialty goods and superior local distribution. Keegan Kreations creates products that support current industry movements.

TARGET MARKET
● Busy professionals with disposable income

● Millennials

● Retirees

● Stay-at-home parents

● Have lived or traveled to Europe, specifically France

● College and graduate students

PRODUCT
At Keegan Kreations, we offer freshly-baked pastries. Our production cycle will ensure that customers always have freshly-baked goods available to them. Our products include pastries, cakes (both whole and slices), brownies, cookies, tarts, pies, and hot and cold beverages. We specialize in croissant and we have been selling around 15 varieties of pastries that feature our croissant dough. We put ourselves in the shoes of our customers when developing our products. For instance, we considered that with every bite of our Double Chocolate Croissant (*Pain au Chocolat*), a customer tastes the same amount of chocolate ganache. We believe that the description of a pastry should properly represent its taste – the flavor of almonds is boldly featured in our Almond Croissant and that of lemons in our Lemon Blueberry Danish. We recognize that our price point is higher than the average pastry shops and yet our customers still come back, knowing we do not sacrifice quality or taste.

We will also offer a broad range of coffee and espresso products provided by Barrington Coffee, a local New England roaster. In addition, customers may choose from a selection of Harney & Sons tea. Customers will have the option to get a cup or a pot of tea to enjoy at the table.

Bio:

Our Pastry Chef, Keegan Yee began his pastry educational journey by attending the baking and pastry program at Johnson and Wales University in Providence, Rhode Island. While in school, he worked as a part-time assistant pastry chef at a French restaurant called Petit Robert. There, he was introduced to the art of French pastry making. Keegan went on to serve as a pastry chef at upscale hotels and restaurants. He also attended The French Pastry School of Chicago for Chocolate Showpieces for Competition or Display with Chef Stéphane Leroux M.O.F., and The Art of Viennoiserie class with the Master Baker and Chef Instructor Jonathan Dendauw to refine his lamination skills.

(E)   NUMBER OF EMPLOYEES

The Company currently has 1 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

MAINVEST

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$75,000
Offering Deadline	September 27th, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Location Buildout	$50,000	$70,000
Lease (3 Months)	$9,000	$9,000
Working Capital	$11,500	$21,580
MainVest Compensation	$4,500	$6,420
TOTAL	**$75,000**	**$107,000**

(J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K)   MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L)   PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	3.5 - 5%**
Payment Deadline	09 / 30 / 2025
Early Investor Payment Multiple	1.6x
Default Investor Payment Multiple	1.5x
Early Investor Capital Threshold	$25,000***
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar

First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.08 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	3.5%
$83,000	3.9%
$91,000	4.3%
$101,700	4.8%
$107,000	5%

***To reward early participation, the investors who contribute the first $25,000 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.

- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	N/A

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Thim Yee	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in

the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property

rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

In 2018, the Company had revenue of $58,055 and cost of goods ("COGS") of $18,300, which resulted in gross profit of $39,755. In 2018, the Company had total expenses of $36,672, which resulted in net income of $3,083. In terms of expenses, the majority consisted of depreciation, rent, and car expenses. Additionally, the Company had other expenses of $5,047, which consisted primarily of equipment.

As of December 31, 2018, the Company had total assets of $14,169, which consisted of cash of $1,050, inventory of $700, and equipment of $12,419. As of that date, the Company had total liabilities of $8,000 consisting entirely of credit card debt. This results in equity as of December 31, 2018 being $6,169. It is noted that Company's liquid assets are lower than its credit card balance, indicating a low liquidity position.

In 2017, the Company had revenue of $3,498 and COGS of $1,738, which resulted in gross profit of $1,760. In 2017, the Company had total expenses of $9,174, which resulted in net operating income of

($7,414). In terms of expenses, the majority consisted of rent. Additionally, the Company had other expenses of $5,830, which consisted primarily of start-up costs and equipment.

As of December 31, 2017, the Company had total assets of $3,586, which consisted of cash of $500, inventory of $500, and equipment of $2,586. As of that date, the Company had total liabilities of $3,000 consisting entirely of credit card debt. This results in equity as of December 31, 2017 being $586. It is noted that Company's liquid assets are lower than its credit card balance, indicating a low liquidity position.

Between 2018 and 2017, the Company's revenue increased significantly with gross profit margin increasing from 50.3% in 2017 to 68.5% in 2018. Profitability was positive in 2018, with a percent of revenue in 2018 of 5.3%.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its Three (3) Year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

MAINVEST

Projected Income Statement

Projected Income Statement – Year I

PROJECTED INCOME STATEMENT FOR YEAR I

Year I		Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Totals
Total Revenue		**$ 39,394**	**$ 40,965**	**$ 37,914**	**$ 42,817**	**$ 39,359**	**$ 36,262**	**$ 39,359**	**$ 42,197**	**$ 50,815**	**$ 58,746**	**$ 64,036**	**$ 68,035**	**$ 559,898**
Total COGS		**$ 9,848**	**$ 10,241**	**$ 9,478**	**$ 10,704**	**$ 9,840**	**$ 9,066**	**$ 9,840**	**$ 10,549**	**$ 12,704**	**$ 14,687**	**$ 16,009**	**$ 17,009**	**$ 139,975**
Gross Profit		**$ 29,545**	**$ 30,724**	**$ 28,435**	**$ 32,112**	**$ 29,519**	**$ 27,197**	**$ 29,519**	**$ 31,648**	**$ 38,112**	**$ 44,060**	**$ 48,027**	**$ 51,026**	**$ 419,924**
Operating Expenses:														
Payroll Costs														
Salary		$ (5,000)	$ (5,000)	$ (5,000)	$ (5,000)	$ (5,000)	$ (5,000)	$ (5,000)	$ (5,000)	$ (5,000)	$ (5,000)	$ (5,000)	$ (5,000)	$ (60,000)
Wages		$ (10,400)	$ (10,400)	$ (10,400)	$ (10,400)	$ (10,400)	$ (10,400)	$ (10,400)	$ (10,400)	$ (10,400)	$ (10,400)	$ (10,400)	$ (10,400)	$ (124,800)
Taxes		$ (1,232)	$ (1,232)	$ (1,232)	$ (1,232)	$ (1,232)	$ (1,232)	$ (1,232)	$ (1,232)	$ (1,232)	$ (1,232)	$ (1,232)	$ (1,232)	$ (14,784)
Benefits		$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (3,600)
Total Payroll Costs		**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (16,932)**	**$ (203,184)**
Operating Costs														
Rent		$ (3,000)	$ (3,000)	$ (3,000)	$ (4,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (37,000)
Insurance		$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (2,400)
Security System		$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (2,000)
Pest Control		$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (1,200)
Laundry Service		$ (50)	$ (50)	$ (50)	$ (50)	$ (50)	$ (50)	$ (50)	$ (50)	$ (50)	$ (50)	$ (50)	$ (50)	$ (600)
Permits and licensing		$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (630)
Accounting/Bookkeeping service		$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (200)	$ (2,400)
Advertising		$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (167)	$ (2,000)
Office Supplies		$ (30)	$ (30)	$ (30)	$ (30)	$ (30)	$ (30)	$ (30)	$ (30)	$ (30)	$ (30)	$ (30)	$ (30)	$ (360)
Sales Tax		$ (2,462)	$ (2,560)	$ (2,370)	$ (2,676)	$ (2,460)	$ (2,266)	$ (2,460)	$ (2,637)	$ (3,176)	$ (3,672)	$ (4,002)	$ (4,252)	$ (34,994)
Store Supplies		$ (250)	$ (250)	$ (250)	$ (250)	$ (250)	$ (250)	$ (250)	$ (250)	$ (250)	$ (250)	$ (250)	$ (250)	$ (3,000)
Telephone & Internet		$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (1,200)
Repair & Maintenance		$ (150)	$ (150)	$ (150)	$ (150)	$ (150)	$ (150)	$ (150)	$ (150)	$ (150)	$ (150)	$ (150)	$ (150)	$ (1,800)
Water		$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (100)	$ (1,200)
Electricity		$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (3,600)
Gas		$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (300)	$ (3,600)
Depreciation		$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (25,039)
Total operating expense		**$ (26,647)**	**$ (26,745)**	**$ (26,554)**	**$ (27,860)**	**$ (26,644)**	**$ (26,451)**	**$ (26,644)**	**$ (26,822)**	**$ (27,360)**	**$ (27,856)**	**$ (28,187)**	**$ (28,437)**	**$ (326,207)**
EBIT		**$ 2,899**	**$ 3,979**	**$ 1,881**	**$ 4,252**	**$ 2,875**	**$ 746**	**$ 2,875**	**$ 4,826**	**$ 10,751**	**$ 16,204**	**$ 19,840**	**$ 22,590**	**$ 93,717**
Interest on Loan		**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Net Earnings		**$ 2,899**	**$ 3,979**	**$ 1,881**	**$ 4,252**	**$ 2,875**	**$ 746**	**$ 2,875**	**$ 4,826**	**$ 10,751**	**$ 16,204**	**$ 19,840**	**$ 22,590**	**$ 93,717**
Cash Flow	**Beginning**	**$ 44,609**	**$ 46,696**	**$ 52,761**	**$ 56,729**	**$ 63,068**	**$ 68,029**	**$ 70,861**	**$ 75,823**	**$ 82,735**	**$ 95,573**	**$ 113,863**	**$ 135,790**	**$ 160,466**
	Dep'n add	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	
	Ending cash	**$ 46,696**	**$ 52,761**	**$ 56,729**	**$ 63,068**	**$ 68,029**	**$ 70,861**	**$ 75,823**	**$ 82,735**	**$ 95,573**	**$ 113,863**	**$ 135,790**	**$ 160,466**	

Projected Income Statement - Year II

PROJECTED INCOME STATEMENT FOR YEAR II

Year II		Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24	Totals
Total Revenue		$ 43,333	$ 45,061	$ 41,705	$ 47,098	$ 43,295	$ 39,889	$ 43,295	$ 46,417	$ 55,897	$ 64,621	$ 70,439	$ 74,839	$ 615,888
Total COGS	25%	$ 10,833	$ 11,265	$ 10,426	$ 11,775	$ 10,824	$ 9,972	$ 10,824	$ 11,604	$ 13,974	$ 16,155	$ 17,610	$ 18,710	$ 153,972
Gross Profit		$ 32,500	$ 33,796	$ 31,279	$ 35,324	$ 32,471	$ 29,916	$ 32,471	$ 34,813	$ 41,923	$ 48,466	$ 52,829	$ 56,129	$ 461,916
Operating Expenses:														
Payroll Costs														
Salary		$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (90,000)
Wages		$ (10,712)	$ (10,712)	$ (10,712)	$ (10,712)	$ (10,712)	$ (10,712)	$ (10,712)	$ (10,712)	$ (10,712)	$ (10,712)	$ (10,712)	$ (10,712)	$ (128,544)
Taxes		$ (1,269)	$ (1,269)	$ (1,269)	$ (1,269)	$ (1,269)	$ (1,269)	$ (1,269)	$ (1,269)	$ (1,269)	$ (1,269)	$ (1,269)	$ (1,269)	$ (15,228)
Benefits		$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (3,708)
Total Payroll Costs		**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (19,790)**	**$ (237,480)**
Operating Costs														
Rent		$ (3,000)	$ (3,000)	$ (3,000)	$ (4,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (37,000)
Insurance		$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (2,472)
Security System		$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (2,060)
Pest Control		$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (1,236)
Laundry Service		$ (52)	$ (52)	$ (52)	$ (52)	$ (52)	$ (52)	$ (52)	$ (52)	$ (52)	$ (52)	$ (52)	$ (52)	$ (618)
Permits and licensing		$ (54)	$ (54)	$ (54)	$ (54)	$ (54)	$ (54)	$ (54)	$ (54)	$ (54)	$ (54)	$ (54)	$ (54)	$ (649)
Accounting/Bookkeeping service		$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (206)	$ (2,472)
Advertising		$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (172)	$ (2,060)
Office Supplies		$ (31)	$ (31)	$ (31)	$ (31)	$ (31)	$ (31)	$ (31)	$ (31)	$ (31)	$ (31)	$ (31)	$ (31)	$ (371)
Sales Tax		$ (2,708)	$ (2,816)	$ (2,607)	$ (2,944)	$ (2,706)	$ (2,493)	$ (2,706)	$ (2,901)	$ (3,494)	$ (4,039)	$ (4,402)	$ (4,677)	$ (38,493)
Store Supplies		$ (258)	$ (258)	$ (258)	$ (258)	$ (258)	$ (258)	$ (258)	$ (258)	$ (258)	$ (258)	$ (258)	$ (258)	$ (3,090)
Telephone & Internet		$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (1,236)
Repair & Maintenance		$ (155)	$ (155)	$ (155)	$ (155)	$ (155)	$ (155)	$ (155)	$ (155)	$ (155)	$ (155)	$ (155)	$ (155)	$ (1,854)
Water		$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (103)	$ (1,236)
Electricity		$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (3,708)
Gas		$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (309)	$ (3,708)
Depreciation		$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (25,039)
Total operating expense		**$ (29,816)**	**$ (29,924)**	**$ (29,714)**	**$ (31,051)**	**$ (29,813)**	**$ (29,600)**	**$ (29,813)**	**$ (30,008)**	**$ (30,601)**	**$ (31,146)**	**$ (31,510)**	**$ (31,785)**	**$ (364,781)**
														$ -
EBIT		**$ 2,684**	**$ 3,872**	**$ 1,565**	**$ 4,273**	**$ 2,658**	**$ 316**	**$ 2,658**	**$ 4,804**	**$ 11,322**	**$ 17,319**	**$ 21,320**	**$ 24,344**	**$ 97,135**
														$ -
Interest on Loan		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Earnings		**$ 2,684**	**$ 3,872**	**$ 1,565**	**$ 4,273**	**$ 2,658**	**$ 316**	**$ 2,658**	**$ 4,804**	**$ 11,322**	**$ 17,319**	**$ 21,320**	**$ 24,344**	**$ 97,135**
Cash Flow	**Beginning**	**$ 160,466**	**$ 165,237**	**$ 171,196**	**$ 174,848**	**$ 181,207**	**$ 185,951**	**$ 188,354**	**$ 193,098**	**$ 199,989**	**$ 213,397**	**$ 232,803**	**$ 256,209**	**$ 282,640**
	Dep'n add	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	
	Ending cash	**$ 165,237**	**$ 171,196**	**$ 174,848**	**$ 181,207**	**$ 185,951**	**$ 188,354**	**$ 193,098**	**$ 199,989**	**$ 213,397**	**$ 232,803**	**$ 256,209**	**$ 282,640**	

MAINVEST

12

Projected Income Statement - Year III

PROJECTED INCOME STATEMENT FOR YEAR III

Year III		Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36	Total
Total Revenue		$ 47,667	$ 49,567	$ 45,876	$ 51,808	$ 47,624	$ 43,877	$ 47,624	$ 51,058	$ 61,487	$ 71,083	$ 77,483	$ 82,323	$ 677,477
Total COGS	25%	$ 11,917	$ 12,392	$ 11,469	$ 12,952	$ 11,906	$ 10,969	$ 11,906	$ 12,765	$ 15,372	$ 17,771	$ 19,371	$ 20,581	$ 169,369
Gross Profit		$ 35,750	$ 37,176	$ 34,407	$ 38,856	$ 35,718	$ 32,908	$ 35,718	$ 38,294	$ 46,115	$ 53,312	$ 58,112	$ 61,742	$ 508,108
Operating Expenses:														
Payroll Costs														
Salary		$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (7,500)	$ (90,000)
Wages		$ (11,033)	$ (11,033)	$ (11,033)	$ (11,033)	$ (11,033)	$ (11,033)	$ (11,033)	$ (11,033)	$ (11,033)	$ (11,033)	$ (11,033)	$ (11,033)	$ (132,400)
Taxes		$ (1,307)	$ (1,307)	$ (1,307)	$ (1,307)	$ (1,307)	$ (1,307)	$ (1,307)	$ (1,307)	$ (1,307)	$ (1,307)	$ (1,307)	$ (1,307)	$ (15,684)
Benefits		$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (3,819)
Total Payroll Costs		$ (20,159)	$ (20,159)	$ (20,159)	$ (20,159)	$ (20,159)	$ (20,159)	$ (20,159)	$ (20,159)	$ (20,159)	$ (20,159)	$ (20,159)	$ (20,159)	$ (241,904)
														$ -
Operating Costs														$ -
Rent		$ (3,000)	$ (3,000)	$ (3,000)	$ (4,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (3,000)	$ (37,000)
Insurance		$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (2,546)
Security System		$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (2,122)
Pest Control		$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (1,273)
Laundry Service		$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (53)	$ (637)
Permits and licensing		$ (56)	$ (56)	$ (56)	$ (56)	$ (56)	$ (56)	$ (56)	$ (56)	$ (56)	$ (56)	$ (56)	$ (56)	$ (668)
Accounting/Bookkeeping service		$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (212)	$ (2,546)
Advertising		$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (177)	$ (2,122)
Office Supplies		$ (32)	$ (32)	$ (32)	$ (32)	$ (32)	$ (32)	$ (32)	$ (32)	$ (32)	$ (32)	$ (32)	$ (32)	$ (382)
Sales Tax		$ (2,790)	$ (2,901)	$ (2,685)	$ (3,032)	$ (2,787)	$ (2,568)	$ (2,787)	$ (2,988)	$ (3,598)	$ (4,160)	$ (4,535)	$ (4,818)	$ (39,648)
Store Supplies		$ (265)	$ (265)	$ (265)	$ (265)	$ (265)	$ (265)	$ (265)	$ (265)	$ (265)	$ (265)	$ (265)	$ (265)	$ (3,183)
Telephone & Internet		$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (1,273)
Repair & Maintenance		$ (159)	$ (159)	$ (159)	$ (159)	$ (159)	$ (159)	$ (159)	$ (159)	$ (159)	$ (159)	$ (159)	$ (159)	$ (1,910)
Water		$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (106)	$ (1,273)
Electricity		$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (3,819)
Gas		$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (318)	$ (3,819)
Depreciation		$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (2,087)	$ (25,039)
Total operating expense		$ (30,333)	$ (30,444)	$ (30,228)	$ (31,575)	$ (30,330)	$ (30,111)	$ (30,330)	$ (30,531)	$ (31,141)	$ (31,703)	$ (32,078)	$ (32,361)	$ (371,164)
EBIT		$ 5,417	$ 6,732	$ 4,179	$ 7,281	$ 5,388	$ 2,797	$ 5,388	$ 7,763	$ 14,974	$ 21,609	$ 26,035	$ 29,381	$ 136,944
Interest on Loan		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Earnings		$ 5,417	$ 6,732	$ 4,179	$ 7,281	$ 5,388	$ 2,797	$ 5,388	$ 7,763	$ 14,974	$ 21,609	$ 26,035	$ 29,381	$ 136,944
Cash Flow	Beginning	$ 282,640	$ 284,727	$ 286,813	$ 288,900	$ 290,987	$ 293,073	$ 295,160	$ 297,246	$ 299,333	$ 301,420	$ 303,506	$ 305,593	$ 307,679
	Dep'n add	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 2,087	$ 25,039
	Ending cash	$ 284,727	$ 286,813	$ 288,900	$ 290,987	$ 293,073	$ 295,160	$ 297,246	$ 299,333	$ 301,420	$ 303,506	$ 305,593	$ 307,679	$ 332,718

Balance Sheet – Year I

BALANCE SHEET FOR YEAR I

	Month 0	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
CURRENT ASSETS													
Cash	$ 44,609	$ 46,696	$ 52,761	$ 56,729	$ 63,068	$ 68,029	$ 70,861	$ 75,823	$ 82,735	$ 95,573	$ 113,863	$ 135,790	$ 160,466
Inventory	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
Prepaid	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500	$ 7,500
	$ 62,109	$ 64,196	$ 70,261	$ 74,229	$ 80,568	$ 85,529	$ 88,361	$ 93,323	$ 100,235	$ 113,073	$ 131,363	$ 153,290	$ 177,966
FIXED ASSETS													
Leasehold Improvements	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000
Equipment	$ 94,691	$ 94,691	$ 94,691	$ 94,691	$ 94,691	$ 94,691	$ 94,691	$ 94,691	$ 94,691	$ 94,691	$ 94,691	$ 94,691	$ 94,691
Exterior Signage and Stationery	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700	$ 700
Start-up Expenses	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
Acc. Depreciation	$ -	$ (2,087)	$ (3,757)	$ (5,427)	$ (7,097)	$ (8,767)	$ (10,437)	$ (12,107)	$ (13,777)	$ (15,447)	$ (17,117)	$ (18,787)	$ (20,457)
Total Fixed Assets	$ 250,391	$ 248,304	$ 246,634	$ 244,964	$ 243,294	$ 241,624	$ 239,954	$ 238,284	$ 236,614	$ 234,944	$ 233,274	$ 231,604	$ 229,934
Total Assets	$ 312,500	$ 312,500	$ 316,896	$ 319,194	$ 323,862	$ 327,153	$ 328,316	$ 331,607	$ 336,850	$ 348,018	$ 364,638	$ 384,895	$ 407,901
CURRENT LIABILITIES													
Credit Cards	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Business Credit Line	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Sales Tax payable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Current Liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
LONG TERM LIABILITIES													
Total Long Term Liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
STOCKHOLDERS EQUITY	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Retained Earnings:													
Beg. Balance	$ -	$ -	$ 2,899	$ 6,878	$ 8,759	$ 13,011	$ 15,886	$ 16,632	$ 19,506	$ 24,332	$ 35,084	$ 51,287	$ 71,127
Net Income - YTD	$ -	$ 2,899	$ 3,979	$ 1,881	$ 4,252	$ 2,875	$ 746	$ 2,875	$ 4,826	$ 10,751	$ 16,204	$ 19,840	$ 22,590
Ending Balance		$ 2,899	$ 6,878	$ 8,759	$ 13,011	$ 15,886	$ 16,632	$ 19,506	$ 24,332	$ 35,084	$ 51,287	$ 71,127	$ 93,717
Total Equity	$ -	$ 2,899	$ 3,979	$ 1,881	$ 4,252	$ 2,875	$ 746	$ 2,875	$ 4,826	$ 10,751	$ 16,204	$ 19,840	$ 22,590
Total Liabilities & Equity	$ -	$ 2,899	$ 316,896	$ 319,194	$ 323,862	$ 327,153	$ 328,316	$ 331,607	$ 336,850	$ 348,018	$ 364,638	$ 384,895	$ 407,901

Balance Sheet – Year II

BALANCE SHEET FOR YEAR II

	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
CURRENT ASSETS													
Cash	160,466	165,237	171,196	174,848	181,207	185,951	188,354	193,098	199,989	213,397	232,803	256,209	282,640
Inventory	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Prepaid	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
	177,966	182,737	188,696	192,348	198,707	203,451	205,854	210,598	217,489	230,897	250,303	273,709	300,140
FIXED ASSETS													
Leasehold Improvements	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000
Equipment	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691
Exterior Signage and Stationery	700	700	700	700	700	700	700	700	700	700	700	700	700
Start-up Expenses	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Acc. Depreciation	(20,457)	(22,127)	(23,797)	(25,467)	(27,137)	(28,807)	(30,477)	(32,147)	(33,817)	(35,487)	(37,157)	(38,827)	(40,497)
Total Fixed Assets	229,934	228,264	226,594	224,924	223,254	221,584	219,914	218,244	216,574	214,904	213,234	211,564	209,894
Total Assets	407,901	411,001	415,290	417,272	421,961	425,035	425,768	428,842	434,063	445,801	463,537	485,274	510,034
CURRENT LIABILITIES													
Credit Cards	-	-	-	-	-	-	-	-	-	-	-	-	-
Business Credit Line	-	-	-	-	-	-	-	-	-	-	-	-	-
Sales Tax payable	-	-	-	-	-	-	-	-	-	-	-	-	-
Current Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
LONG TERM LIABILITIES													
Total Long Term Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
STOCKHOLDERS EQUITY	-	-	-	-	-	-	-	-	-	-	-	-	-
Retained Earnings:													
Beg. Balance	71,127	93,717	96,401	100,274	101,839	106,111	108,769	109,085	111,743	116,547	127,869	145,188	166,508
Net Income - YTD	22,590	2,684	3,872	1,565	4,273	2,658	316	2,658	4,804	11,322	17,319	21,320	24,344
Ending Balance	93,717	96,401	100,274	101,839	106,111	108,769	109,085	111,743	116,547	127,869	145,188	166,508	190,852
Total Equity	22,590	96,401	100,274	101,839	106,111	108,769	109,085	111,743	116,547	127,869	145,188	166,508	190,852
Total Liabilities & Equity	407,901	411,001	415,290	417,272	421,961	425,035	425,768	428,842	434,063	445,801	463,537	485,274	510,034

Balance Sheet – Year III

	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
CURRENT ASSETS													
Cash	282,640	284,727	286,813	288,900	290,987	293,073	295,160	297,246	299,333	301,420	303,506	305,593	307,679
Inventory	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Prepaid	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
	300,140	302,227	304,313	306,400	308,487	310,573	312,660	314,746	316,833	318,920	321,006	323,093	325,179
FIXED ASSETS													
Leasehold Improvements	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000
Equipment	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691	94,691
Exterior Signage and Stationery	700	700	700	700	700	700	700	700	700	700	700	700	700
Start-up Expenses	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Acc. Depreciation	(40,497)	(42,167)	(43,837)	(45,507)	(47,177)	(48,847)	(50,517)	(52,187)	(53,857)	(55,527)	(57,197)	(58,867)	(60,537)
Total Fixed Assets	209,894	208,224	206,554	204,884	203,214	201,544	199,874	198,204	196,534	194,864	193,194	191,524	189,854
Total Assets	510,034	196,269	203,001	207,180	214,461	219,849	222,647	228,035	235,797	250,771	272,380	298,415	327,796
CURRENT LIABILITIES													
Credit Cards	-	-	-	-	-	-	-	-	-	-	-	-	-
Business Credit Line	-	-	-	-	-	-	-	-	-	-	-	-	-
Sales Tax payable	-	-	-	-	-	-	-	-	-	-	-	-	-
Current Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
LONG TERM LIABILITIES	-												
Total Long Term Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
STOCKHOLDERS EQUITY	-	-	-	-	-	-	-	-	-	-	-	-	-
Retained Earnings:	-												
Beg. Balance	166,508	190,852	196,269	203,001	207,180	214,461	219,849	222,647	228,035	235,797	250,771	272,380	298,415
Net Income - YTD	24,344	5,417	6,732	4,179	7,281	5,388	2,797	5,388	7,763	14,974	21,609	26,035	29,381
Ending Balance	190,852	196,269	203,001	207,180	214,461	219,849	222,647	228,035	235,797	250,771	272,380	298,415	327,796
Total Equity	190,852	196,269	203,001	207,180	214,461	219,849	222,647	228,035	235,797	250,771	272,380	298,415	327,796
Total Liabilities & Equity	510,034	196,269	203,001	207,180	214,461	219,849	222,647	228,035	235,797	250,771	272,380	298,415	327,796

(U) DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(v)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(w)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(x)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$58,055	$3,498
Cost of Goods Sold	$18,300	$1,738
Taxes Paid	$436	$0
Net Income	$3,083	($7,414)

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V